June 11, 2019

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

Re:	Mercer International Inc.

Registration Statement on Form S-4

File No. 333-231858

Request for Acceleration

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Mercer International Inc., a Washington corporation, respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will become effective at 2:00 p.m., Eastern time, on June 13, 2019, or as soon as practicable thereafter.

Yours truly,

MERCER INTERNATIONAL INC.

/s/ David K. Ure
David K. Ure
Chief Financial Officer

cc.	Irene Barberena-Meissner, Securities and Exchange Commission

H.S. Sangra, Sangra Moller LLP

Rod Talaifar, Sangra Moller LLP

Mercer International Inc.    |    www.mercerint.com

Corporate Office: Suite 1120, 700 West Pender Street, Vancouver, BC, V6C 1G8, Canada | 604 684 1099	Registered Office: 14900 Interurban Avenue South, Suite 282 Seattle, Washington, USA 98168 | 206 674 4639